January 7, 2025

Blair Jordan
Chief Executive Officer
180 Life Sciences Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

        Re: 180 Life Sciences Corp.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed December 20, 2024
            File No. 333-283265
Dear Blair Jordan:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 20, 2024 Prospectus Summary
B. Industry Background, page 3

1. We note your disclosure that the "global online gaming sector is estimated to reach
       $97 billion in 2024...The cryptocurrency-based iGaming sector is growing even faster, albeit from a smaller base value..." Since it appears that you are focusing on the cryptocurrency-based iGaming sector, please revise your disclosure to clarify the current estimated market size of this specific sector.
 January 7, 2025
Page 2
C. B2C Focus: Blockchain-Enabled Online Casinos, page 5

2.     We note your assertions about your competitive position within your industry,
       including your disclosure that your platform   s key feature is a
Superior User
       Experience    and that you believe your technology will allow for
best in class    player
       engagement. This appears to be speculative given the current development status of your iGaming platform. Please disclose the basis for these statements or otherwise advise.
Competition, page 8

3.     We note your disclosure that your recently acquired Gaming Technology
Platform
          offers full cryptocurrency capability supported by blockchain
technology.    Please
       revise your disclosure to clarify what this statement means. Blockchain Technology: Enhancing Trust and Security, page 9

4.     We note your disclosure that    the core of [y]our potential B2B
offering is [y]our
       advanced blockchain technology, which provides significant advantages for gaming
       operators.    Please revise your disclosure to clarify what makes your
technology
          advanced    and describe the material    significant advantages
your platform
       provides.
Risk Factors
Our accounts payable are significant, and we do not currently have sufficient funds..., page
25

5. We note your response to our prior comment 4 and the related revisions on page 25.
       Please further revise the newly added risk factor to quantify the "large portion" of your accounts payable balance that is past due, as of the most recent practicable date.
General

6. We note your disclosure that you plan to launch B2C online casino operations where
          [p]layers can deposit and withdraw funds using cryptocurrency while maintaining
       FIAT (traditional currency) wallets and gaming sessions, catering to the growing
       demand for crypto-friendly platforms.    Please address the following:
           Please disclose the crypto assets you plan to accept for deposit, how you determine the value of such crypto assets, and your policies and procedures related to withdrawing funds or transacting in cryptocurrencies. Please clarify whether wagers and payouts will be made using cryptocurrency or
           FIAT currency.
           Please clarify whether you intend to hold crypto assets and if so, identify the specific cryptocurrencies.
           Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets.
       In addition, we refer you to our December 2022 Sample Letter to Companies
       Regarding Recent Developments in Crypto Asset Markets, located on our website at
       the following address: SEC.gov | Sample Letter to Companies Regarding Recent
       Developments in Crypto Asset Markets. Please consider the issues identified in the
 January 7, 2025
Page 3

       sample letter as applicable to your facts and circumstances and revise your disclosure accordingly.
        Please contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-
3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   David Loev, Esq.